BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Standard & Poor’s raises the global scale corporate

and issue-level ratings on BRF S.A. to “BBB” from “BBB-”

The international credit rating agency Standard & Poor’s (S&P) announced today that it has raised the global scale corporate and issue-level ratings on BRF S.A. to “BBB” from “BBB-”, on strong cash flow generation and low indebtedness. S&P also affirmed the “brAAA” national scale rating on the Company. The outlook on the corporate credit ratings is stable.

Below an excerpt of the report:

“The upgrade reflects the strengthening of BRF's financial risk profile thanks to robust operating cash flow generation. This stems from a larger weight of value-added products in the revenue mix, strong performance of core businesses, and increased brand awareness internationally (…) BRF's ratings are now one notch above the foreign currency rating of Brazil, which thanks to its robust liquidity profile and huge export market would allow BRF to withstand a sovereign distress.”

São Paulo, May 19, 2015.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer